UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

TO OUR SHAREHOLDERS:	10-20-09

We are pleased to report another quarter of substantial compounding. All three Longleaf Partners Funds materially exceeded our absolute annual goal of inflation plus 10% in the third quarter and for the year-to-date. The Partners and Small-Cap Funds also beat their respective indices for both periods. The table below shows the Funds’ cumulative returns over both the long run and the more recent periods.

	Cumulative Returns through September 30, 2009
							Third
	20 Year	15 Year		10 Year	5 Year	YTD	Quarter

Partners Fund (4/8/87 IPO)	559.6%	251.5%		59.2%	(2.7)%	46.5%	18.2%
S&P 500 Index	366.2	201.0		(1.5)	5.2	19.3	15.6

Small-Cap Fund (2/21/89 IPO)	466.0	370.7		104.5	20.9	39.0	24.0
Russell 2000 Index	354.6	188.8		61.1	12.7	22.4	19.3

International Fund (10/26/98 IPO)	NA	174.4	*	101.7	21.5	21.4	15.4
EAFE Index	NA	52.6	*	28.7	34.3	29.0	19.5
Inflation plus 10%	1006.6	484.2		226.2	81.1	9.5	3.1

* Returns since International Fund inception 10-26-98. Because the EAFE Index was available only at month-end in 1998 we used the 10-31-98 value for performance since inception. Average annual total returns for the Longleaf Funds and their respective benchmarks for the one, five and ten years ended 9-30-09 were: Longleaf Partners Fund, (4.37)%, (0.54)% and 4.76%; S&P 500 Index, (6.91)%, 1.02% and (0.15)%; Longleaf Partners Small-Cap Fund, (0.20)%, 3.86% and 7.42%; Russell 2000 Index, (9.55)%, 2.41% and 4.88%; Longleaf Partners International Fund, (0.81)%, 3.97% and 7.27%; EAFE Index, 3.23%, 6.07% and 2.55%. All returns and those of the unmanaged and unhedged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. Current performance may be lower or higher than the performance quoted herein. Historic numbers include periods in which the Funds used currency hedging as an investment strategy. Beginning in the third quarter 2009, and following a transition period ending by 6-30-10, hedging as a routine strategy ended. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Seasonally adjusted data is presented for periods less than one year. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase prices. Please call 800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the Funds’ investment objectives, risks, charges and expenses.

Even after the strong performance over the last six months, all three portfolios remain attractively priced at P/Vs near or below their long-term averages. Most of our appraisals have stabilized, and some have increased. If the global economy grows, and 2009 proves to have been a single-year dramatic low in operating results rather than the “new normal,” our appraisals are too conservative. Additionally, given how meaningfully our management partners have cut expenses, values should skyrocket whenever top line growth does return. Not only are the Funds attractive quantitatively, but they maintain the qualitative strengths that we described last quarter. We expect most of our companies to gain share, increase pricing, and/or improve their profit margins in the recovery. Our management partners are committed to growing shareholder value. In a number of cases, they have moved aggressively to strengthen their competitive advantages in this challenging environment.

Our on-deck list of qualifying new investments has shrunk over the last six months with the rally in worldwide markets. As we have sold businesses that approached appraisal and scaled back some overweighted names that posted large gains, our cash reserves have grown. We have the liquidity to go on offense when opportunities emerge. The Partners Fund has 13% cash, and the International Fund has 4.5%. Small-Cap is more fully invested.

There will be no capital gain distribution this year in any of the Funds. In addition, all three Funds have loss carryforwards. Based on calculations at 9-30-09, the Funds can realize gains between 14-20% of NAV before future distributions occur. The Partners Fund will pay a small net income distribution in mid-December estimated to be $.01/share. We do not anticipate a net income distribution for the Small-Cap or International Funds in 2009. Final estimates will appear on our web site in early December.

During the quarter we made several enhancements to the structure of the International Fund to benefit our investment partners. First, we cut the Fund’s management fee 20% reflecting the changes to Southeastern’s cost structure over the last decade due to international growth in managed accounts as well as the Fund. Second, we ended our practice of hedging the Fund’s economic exposure to non-US currencies given that shareholders wanted more flexibility to manage their currency exposure, and various methods for individuals and institutions to hedge easily have developed. Historically, the portfolio has been between 30-40% hedged, reflecting the weightings of country-specific holdings as opposed to more global businesses. Third, we restructured Southeastern’s international research team, elevating Scott Cobb to head of European research and Ken Siazon to head of Asian research. As members of the investment team Scott and Ken have generated most of the Fund’s new ideas over the last several years, have proven their ability to originate successful investments, and have been positive team participants. Andrew McDermott, one of the Fund’s three co-managers, accelerated his Southeastern departure, an event that we began planning for over two years ago. We believe these changes to the Fund will improve the long-term opportunity for current shareholders. We hope that the Partners and Small-Cap Fund shareholders who do not own the International Fund will view these enhancements as an impetus to broaden their partnership with us.

Southeastern’s opportunistic approach to investing parallels how we manage the firm. The industry turmoil of the last year has provided a qualified pool of people interested in long-term career opportunities. We view this as a unique chance to add resources to Southeastern that will be part of our team for decades. We would like to hire two entry level junior analysts who are starting their career paths in investing. One will be based in Memphis and the other in either London or Singapore. Additionally, we plan to add a somewhat experienced institutional client manager based in Memphis to be responsible for developing and maintaining client relationships in the Longleaf Funds over the next 20+ years. We welcome you to send suggestions for qualified candidates to jobs@longleafpartners.com.

We are grateful that the vast majority of our partners are solid, long-term investors. We thank you for your patience and support over the last year, and are glad your loyalty is being rewarded.

Sincerely,

O. Mason Hawkins, CFA Chairman & CEO Southeastern Asset Management, Inc.	G. Staley Cates, CFA President Southeastern Asset Management, Inc.

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